Exhibit 99.1

PRESS RELEASE

Filing of the 2013 U.S. Form 20-F and French “Document de Référence” containing the Annual Financial Report

Paris, France - March 7, 2014 - Sanofi (EURONEXT: SAN and NYSE: SNY) announces today the filing of its Form 20-F with the U.S. Securities and Exchange Commission (SEC) and its “Document de Référence” containing its Annual Financial Report with the French market regulator Autorité des marchés financiers (AMF).

These documents are available on the “Investors” page of the company’s corporate website (www.sanofi.com), under the heading “Regulated Information in France”. In addition, the Form 20-F is available on the website of the SEC (www.sec.gov) and the “Document de Référence” is available on the website of the AMF (www.amf-france.org). A hard copy of these documents, each of which contains our complete audited financial statements, may be received free of charge, upon request.

About Sanofi

Sanofi, an integrated global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Contacts:

Media Relations	Investor Relations
Jack Cox	Sébastien Martel
Tel.: + (33) 1 53 77 46 46	Tel.: + (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com